UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Sol-Gel Technologies Ltd. (the “Company”) is posting on its website a corporate presentation, including updates on its balance of $42.1 million in cash and investments as of May 31, 2021 and its estimate that cash resources will enable funding of the Company’s operational and capital expenditure requirements into the first quarter of 2023 (assuming FDA approval of both EPSOLAY® and TWYNEO® in 2021, and based on Galderma’s upfront and milestone payments).

Attached hereto and incorporated by reference in this Report on Form 6-K is the following exhibit:

Exhibit 99.1: Corporate Presentation.

This Form 6-K (without Exhibit 99.1) is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: June 28, 2021	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer